Suite 409 – 221 W. Esplanade North Vancouver, BC V7M 3J3 CANADA Telephone: (604) 973-0579 Facsimile: (604) 973-0280 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of Direct Tel. EMail Address Our File No.	William L. Macdonald 604-973-0580 wmacdonald@wlmlaw.ca 16054-001

August 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Dear Sirs:

Attention:	John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Re:	Bearing Lithium Corp.
Amendment No. 4 Registration Statement on Form F-4 Filed July 27, 2017 File No.: 333-217231

We are the solicitors for the Company. We refer to your letter of August 24, 2017 addressed to the Company with your comments on the Company's Registration Statement on Form F-4 filed on July 27, 2017. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Company Website

1.	We note your response to comment 1. Our understanding of paragraph 7.1 of National Instrument 43-101 is that this exception is applicable to mineral resource and mineral reserve categories of an acceptable foreign code. It does not appear that this exception is applicable to exploration targets. Please advise.

Response: We have consulted with Bearing’s Qualified Person and have been advised that, in regards to the JORC report, there are no material differences between the mineral resource classifications in the JORC 2012 Code and NI 43-101, and that this is also the case in regards to exploration targets, as again there are no material differences between the definitions used in the JORC 2012 Code and NI 43-101. As Section 7.1 of NI 43-101 only refers to mineral resources or mineral reserves, a company can report exploration targets in accordance with NI 43-101 using the normal disclaimer statements on exploration targets as per NI 43-101 and copy from the LPI JORC report. Please refer to section 2.3(2)a and b of NI 43-101 for required information. In the alternative, if the foregoing does not address the comment, Bearing would propose issuing the following statement in a clarifying news release to address any possible inconsistency:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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“Management seeks to clarify a potential inconsistency in the reporting of the exploration target in the JORC report discussed in its news release dated July 13, 2017. Management now notes that the exploration target is more appropriately presented in a range of quantity and grade only, and not presented in the form of contained metal or metallic compounds.

Exploration Target Potential

Based on the results of the current exploration work to date by LPI, LPI has developed an exploration target estimate for the Property area lying immediately below the defined resource in the Western and Central sub-areas. The exploration target is based on a salar surface of 4.23 km2 for the Western sub-area and 21.41 km2 for the Central sub-area. The depth of the Western sub-area is assumed to be 100 m immediately below the defined resource; while the depth for the Central sub-area is assumed to be 200 m immediately below the defined resource. The mean drainable porosity for each area is assumed to range from a high of 10% to a low of 6%. The lithium grade is assumed to range from a high of 1,000 mg/L in the Western and Central sub-areas to a low of 700 mg/L in the Central area and 600 mg/L in the Western sub-area. Similarly, the potassium grade is assumed to range from a high of 7,500 mg/L in the Central sub-area and 6,500 mg/L in the Western sub-area to a low of 5,500 mg/L in each of the Western and Central sub-areas. These ranges are conceptual in nature as further drilling and pumping tests will be required to validate the geological assumptions used, and further drilling may challenge these assumptions. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. The exploration target is summarized in Table 1.

Table 1: Exploration Target Estimate Maricunga

SubArea	Area (km2)	Thickness (m)	Mean Drainable Porosity (%)	Brine Volume (M m3)	Li conc. (mg/L) Li	Potassium Conc. (mg/L) K	Lithium Carbonate Equivalent[1] (LCE), tonnes	Potassium Chloride Equivalent[2] (as KCl) tonnes
Upper Range Scenario
Western	4.23	100	10%	42.3	1,000	6,500	200,000	500,000
Central	21.41	200	10%	428.2	1,000	7,500	2,300,000	6,100,000
	Continues from directly below the resource						2,500,000	6,600,000
Lower Range Scenario
Western	4.23	100	6%	25.4	600	5,500	80,000	240,000
Central	21.41	200	6%	256.9	700	5,500	950,000	2,700,000
	Continues from directly below the resource						1,030,000	2,940,000

1) Numbers are rounded and total has been rounded down. Li to Li2CO3 conversion factor 5.323.

2) Numbers are rounded and total has been rounded down. K to KCl conversion factor 1.91”

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Given that other parties that have released disclosure based upon the JORC report would not be providing similar disclosure, Bearing is concerned that the foregoing may cause unwarranted confusion, but are willing to proceed in order to resolve the comment.

Amendment No. 4 to Registration Statement on Form F-4; Response dated August 21, 2017

General

2.

We note your response to comment 5 and the statement that on July 7, 2017 Li3 "issued an aggregate of 14,584,062 Li3 common shares". However, your July 10, 2017 response stated that "no securities have yet been issued under the debt settlement agreements." Please clarify for us the status of the shares. We also note the statement that any additional securities to be issued under the settlement agreements would be "at the requirement of the TSX Venture Exchange." To the extent known, please disclose the factors to be considered and the timing and amount or range of securities that may be required to be issued.

Response: We have confirmed that the discrepancy in dates is as a result of the differing dates of Li3 Board approval for the share issuances, as opposed to the date of the physical issuance. The shares were approved for issuance by the Li3 Board on July 7, 2017, however the physical issuance of the shares occurred on July 11, 2017. The Bearing securities issuable pursuant to the debt settlement agreements have been issued, and are being held in escrow and will be delivered concurrently with the closing of the merger, as is being required by the TSX Venture Exchange. As a result, we would propose the following disclosure for the amended Registration Statement:

“Prior to entering into the Merger Agreement, Bearing entered into settlement agreements (the “Settlement Agreements”) with the four holders of the convertible notes of Li3 having an aggregate principal balance owing of USD525,000. The Settlement Agreements, which were subsequently amended and restated on July 10, 2017, are subject to the closing of the Merger. Pursuant to the Settlement Agreements, Bearing will repay the principal amount due, and all accrued interest. In addition, Li3 has paid to the four note holders a 22% bonus (the “Bonus Payment”) pursuant to the Settlement Agreements through the issuance of 14,584,062 common shares, which shares were issued in July 13, 2017. The number of Li3 shares received by the noteholders represents the equivalent value that would have been received had they been issued Bearing shares in accordance with the original debt agreements after applying foreign exchange rate of 1.351, a deemed market price of $0.40 and based upon the applicable Li3/Bearing exchange ratio. Bearing will also pay the legal expenses of the convertible note holders’ up to a maximum of USD15,000 and pay USD30,000 to compensate the convertible note holders’ representative. In addition, for its component of the Settlement Agreements, on July 11, 2017, Bearing issued the following to the note holders:

- 1,315,113 units (the “Initial Units”), with each unit consisting of one common share and ½ of one share purchase warrant (an “Initial Warrant”) issued at a deemed price of $0.40 per Initial Unit ($0.40 per share) with each whole Initial Warrant exercisable into one common share at an exercise price of $0.80. This Initial Unit issuance settled a total debt of USD389,375.00.

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- 370,455 units (the “Subsequent Units”), with each unit consisting of one common share and ½ of one share purchase warrant (a “Subsequent Warrant”) issued at a deemed price of $0.71 per Subsequent Unit ($0.71 per share) with each whole Subsequent Warrant exercisable into one common share at an exercise price $0.88. The differing price from the Initial Units and Warrants is due to the fact that one of the note holders elected to exchange their debt for Bearing securities at a later date, rather than receive a cash payment, and as a result was subject to the higher price. This Subsequent Unit issuance settled a total debt of USD194,687.50.

As a result of the foregoing, the total debt under the Li3 convertible notes to be settled through the issuance of the Bearing Units is USD584,062.50. The Initial and Subsequent Units are being held in escrow and will released concurrently with the closing of the Merger. The fair value of the common shares is based on the market value of Bearing’s common shares as of the date of share issuance on July 11, 2017 which was $0.93 per share. The fair value of the Initial Warrants and Subsequent Warrants were calculated using the Black-Scholes Option Pricing Model with the following assumptions: stock price $0.93, exercise price of either $0.80 (Initial Warrants) or $0.88 (Subsequent Warrants), term of either 1 year (Initial Warrants) or 18 months (Subsequent Warrants), volatility of 192.111%, dividend yield of 0% and a risk-free interest rate of 0.63%.”

[THIS WILL BE UPDATED PER REVISED PRO-FORMA]

In submitting this response, we will ensure that Company provides a written acknowledgement that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, W.L. MACDONALD LAW CORPORATION

	Per:	/s/ William L. Macdonald
William L. Macdonald

WLM/sk